Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

March 28, 2017

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ivy Funds (Registrant)

File Nos. 811-06569 and 033-45961 / CIK #0000883622

Dear Mr. O’Connor:

On behalf of the Registrant, I am responding to the comments that you provided to me on March 8, 2017, as I understand them, regarding Post-Effective Amendment No. 122 to the registration statement of the Registrant, as filed on January 18, 2017 (the “Amendment”), with respect to the Ivy Crossover Credit Fund (the “Fund”), a series of the Registrant. Each of your comments on the Amendment is repeated below, with the Registrant’s response immediately following. In addition, we hereby confirm that all information outstanding from the Amendment will be included in a subsequent post-effective amendment that the Registrant will file on behalf of the Fund.

1.	Comment:

The paragraph before the fee table in the “Fees and Expenses” section describes intermediary sales charge discounts or waivers. If those sales charge discounts or waivers are not available from every intermediary, then the various intermediaries and each of their discounts must be disclosed in the prospectus or an appendix to the prospectus.

Response:

The Fund will include an “Appendix A” to the prospectus, which sets forth information on intermediary sales charge discounts. Additionally, Registrant has amended the paragraph immediately preceding the fee table in the “Fees and Expenses” section to cross-reference to Appendix A. That disclosure is as follows:

Mr. James O’Connor

U.S. Securities and Exchange Commission

March 28, 2017

“This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in funds within Ivy Funds, InvestEd Portfolios and/or Waddell & Reed Advisors Funds. More information about these and other discounts is available from your financial professional, as well as ~~and~~in the Sales Charge Reductions section on page 19 of the Fund’s prospectus, ~~and~~in the Purchase, Redemption and Pricing of Shares section on page 66 of the Fund’s statement of additional information (SAI) and in Appendix A – Intermediary Sales Charge Discounts and Waivers.”

2.	Comment:

If the Fund is offering a version of “Clean Shares” (i.e., a class of shares without any front-end load, deferred sales charge, or other asset-based fee for sales or distribution), it must include a statement in the narrative disclosure above the fee table (similar to what exchange-traded funds must disclose pursuant to Instruction 1(e)(1) under Item 3 of Form N-1A) stating that investors may pay brokerage commissions on their purchases and sales of Clean Shares, which are not reflected in the example.

Response:

The Fund currently does not intend to offer Clean Shares. However, the Registrant confirms that it will amend the narrative disclosure above the fee table as requested prior to issuing such shares in the future.

3.	Comment:

If the Fund uses an appendix to set forth various intermediaries’ sales charge discounts or waivers, the narrative explanation in the paragraph prior to the fee table must cross-reference such appendix.

	Response:	The disclosure has been amended to include a cross-reference to Appendix A, as set forth in the response to comment no. 1, above.

4.	Comment:	Please provide a completed fee table and example before the effective date.

	Response:	The completed fee table and expense example are set forth below:

Shareholder Fees (fees paid directly from your investment)	Class A		Class E	Class I	Class N	Class R	Class Y
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%		5.75%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	1.00%	[1]	None	None	None	None	None

Maximum Account Fee	$20		$20	None	None	None	None

Mr. James O’Connor

U.S. Securities and Exchange Commission

March 28, 2017

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)	Class A	Class E	Class I	Class N	Class R	Class Y
Management Fees	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Distribution and Service (12b-1) Fees	0.25%	0.25%	0.00%	0.00%	0.50%	0.25%
Other Expenses[3]	0.31%	0.25%	0.34%	0.19%	0.43%	0.33%
Total Annual Fund Operating Expenses	1.06%	1.00%	0.84%	0.69%	1.43%	1.08%
Fee Waiver and/or Expense Reimbursement[4,5]	0.16%	0.03%	0.19%	0.04%	0.03%	0.18%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.90%	0.97%	0.65%	0.65%	1.40%	0.90%

[1]	For Class A shares, a 1% contingent deferred sales charge (CDSC) is only imposed on Class A shares that were purchased at net asset value (NAV) for $1 million or more that are subsequently redeemed within 12 months of purchase.

[2]	With limited exceptions, for Class A shares, if your Fund account balance is below $650 at the close of business on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. With limited exceptions, for Class E shares, the current $20 account fee for Ivy InvestEd Plan accounts with a balance of less than $25,000 will be assessed annually at the close of business on the second Tuesday of December.

[3]	The percentage shown for Other Expenses is based on estimated amounts for the current fiscal year.

[4]	Through January 31, 2019, Ivy Investment Management Company (IICO), the Fund’s investment manager, Ivy Distributors, Inc. (IDI), the Fund’s distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (WISC), the Fund’s transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) as follows: Class A shares at 0.90% and Class I and Class N shares at 0.65%. Prior to that date, the expense limitation may not be terminated without the consent of the Board of Trustees (Board).

[5]	Through January 31, 2019, IDI and/or WISC have contractually agreed to reimburse sufficient 12b-1 and/or shareholder servicing fees to ensure that the total annual ordinary fund operating expenses of the Class Y shares do not exceed the total annual ordinary fund operating expenses of the Class A shares, as calculated at the end of each month. Prior to that date, the expense limitation may not be terminated without the consent of the Board.

Example

This example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the particular class of shares of the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that expenses were capped for the period indicated above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Class A Shares	$662	$878
Class E Shares	668	872
Class I Shares	66	249
Class N Shares	66	217
Class R Shares	143	449
Class Y Shares	92	326

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years
Class A Shares	$662	$878
Class E Shares	668	872

Mr. James O’Connor

U.S. Securities and Exchange Commission

March 28, 2017

	1 Year	3 Years
Class I Shares	66	249
Class N Shares	66	217
Class R Shares	143	449
Class Y Shares	92	326

5.	Comment:	Please provide the information missing from footnote 4 to the staff prior to the effective date of the Fund’s registration statement.

	Response:	The information has been included in the text of footnote 4, as set forth in the response to comment no. 4, above.

6.	Comment:

In the second paragraph of the section “Principal Investment Strategies,” where bond ratings are first mentioned, please clarify that the Fund does not invest in higher-rated investment grade bonds, but only in the lowest-rated investment grade bonds and the highest-rated “junk” bonds. Although this concept is described in the third paragraph of this section, the possible disconnect between the definitions of investment grade and non-investment grade bonds (set forth in the second paragraph) and the discussion of the Fund’s strategy (set forth in the third paragraph) could confuse investors.

	Response:	The Fund has amended the second paragraph of the “Principal Investment Strategies” section as follows:

“The Fund generally invests in such bonds pursuant to a “crossover credit” strategy, which is designed to provide exposure to ~~both~~ bonds with lower ratings that are still considered investment grade and bonds with higher ratings that are still considered non-investment grade ~~fixed income securities~~. Investment grade bonds include bonds rated BBB- or higher by S&P Global Ratings, a division of S&P Global Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by IICO to be of comparable quality. By contrast, non-investment grade debt securities, commonly called “high yield” or “junk” bonds, include bonds rated BB+ or lower by S&P, or comparably rated by another NRSRO or, if unrated, determined by IICO to be of comparable quality.”

The Fund also has made corresponding changes to the disclosure in the section “Additional Information about Principal Investment Strategies, Other Investments and Risks.”

Mr. James O’Connor

U.S. Securities and Exchange Commission

March 28, 2017

7.	Comment:	Please provide a completed chart under the section “Purchase and Sale of Fund Shares.”

	Response:	The chart is revised as requested:

For Class A and Class E:
To Open an Account	$750
For accounts opened with Automatic Investment Service (AIS)	$150
For accounts established through payroll deductions and salary deferrals	Any amount
To Add to an Account	Any amount
For AIS	$50
For Class I, Class N, Class R and Class Y:	Please check with your selling broker-dealer, plan administrator or third-party record keeper for information about minimum investment requirements.

8.	Comment:

In the section “Payments to Broker-Dealers and Other Financial Intermediaries,” please make clear that the Fund is required to transact a sale or purchase at a price based on net asset value next computed after receipt of the order by an authorized representative of the Fund. Please clarify the meaning of the term “through” in the statement: “If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank)...”.

Response:

The Registrant notes that the disclosure requested by the staff already is included in the summary portion of the Fund’s prospectus, pursuant to Item 6 of Form N-1A, in the section “Purchase and Sale of Fund Shares.” That disclosure states, in part:

“You may purchase or redeem shares at the Fund’s NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor...”

The Registrant also notes that the term “through” is included in the section “Payments to Broker-Dealers and Other Financial Intermediaries” pursuant to Item 8 of Form N-1A, which specifically requires that word be included in the disclosure.

9.	Comment:	Explain the extent to which the Fund anticipates using derivatives for investment purposes.

Response:

The Registrant anticipates that the Fund’s use of derivatives for investment purposes will be extremely limited. Nevertheless, because it is possible that the Fund may use derivatives in this manner (among other reasons stated in the prospectus), the Registrant has disclosed this fact in the Fund’s prospectus.

Mr. James O’Connor

U.S. Securities and Exchange Commission

March 28, 2017

10.	Comment:

The section “Your Account—Buying Shares” includes the following disclosure: “When you place an order to buy shares for your Ivy InvestEd Plan account, your order will be processed at the next NAV calculated after your order, in proper form, is received and accepted.”

Please revise this statement to reflect that, although the Fund always has the right to determine whether to accept or reject a purchase order, once accepted, such purchase must be effected at the NAV next determined after the request was received by the Fund or a person authorized to consummate transactions.

	Response:	The Registrant believes that the current disclosure is responsive to the staff’s request and, as such, respectfully declines to amend the disclosure.

11.	Comment:	Please provide a completed chart under the section “Buying Shares—Minimum Investments.”

	Response:	The chart is revised as requested:

For Class A and Class E:
To Open an Account	$750
For certain exchanges	See below[1]
For accounts opened with AIS	$150*
For accounts established through payroll deductions and salary deferrals	Any amount
For retirement accounts established with employer discretionary contributions	Any amount
To Add to an Account	Any amount
For certain exchanges	$50
For AIS	$50
For payroll deductions and salary deferral	Any amount
For Class I, Class N, Class R and Class Y:	Please check with your selling broker-dealer, plan administrator or third-party record keeper for information about minimum investment requirements.
[1]	Minimum investment for an exchange is either (i) a single $750 exchange or (ii) the combination of a $150 exchange in combination with either (a) a $50 per month AIS or (b) a $50 per month systematic exchange from another fund.

*	An account may be opened with no initial investment and AIS set up on the account if the account is pending a Transfer of Assets from another investment company/retirement account custodian.

12.	Comment:	Please clarify whether the Fund will charge the small account fee if the account falls below the required minimum solely because of a market decline.

Response:

The Fund will charge the small account fee, even in the event of a market decline. Because the Fund does not make an exception for this possibility, the Registrant believes that the current disclosure is accurate and respectfully declines to amend it.

*                             *                            *                             *

Mr. James O’Connor

U.S. Securities and Exchange Commission

March 28, 2017

We believe that this information responds to all of your comments. If you should require additional information, please call me at (312) 964-3505.

Sincerely,
/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:   Philip Shipp, Esq.

     Alan P. Goldberg, Esq.